March 20, 2009

VIA EDGAR

John Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:	Hythiam, Inc.
Supplemental Response
Form 10-K for Fiscal Year Ended December 31, 2007
Filed May 1, 2008
Form 10-Q for Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-31932

Dear Mr. Reynolds:

Reference is made to the letter received by Hythiam, Inc. from Mr. Reynolds, Assistant Director of the Securities and Exchange Commission (the “Staff”), dated February 20, 2009, relating to the Staff’s comments on our Form 10-K for Fiscal Year Ended December 31, 2007, and Form 10-Q for Quarter Ended September 30, 2008.  As discussed with Nasreen Mohammad, Assistant Chief Accountant, Hythiam, Inc. (the "Registrant") hereby requests an additional 15 business days to respond to such comments in order to provide sufficient time to review such responses with our independent accountants and outside counsel, in light of our workload associated with year-end reporting activities. We will provide a response on or before March 27, 2009.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4338.

Very truly yours,

/s/ Maurice Hebert
Maurice Hebert
Chief Financial Officer

cc:  John C. Kirkland, Esq.